Star Gas Partners, L.P.

2187 Atlantic Street

Stamford, CT 06902

October 4, 2011

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Lee, Esq.

Re:	Star Gas Partners, L.P.

Star Gas Finance Company

Form 10-K for Fiscal Year Ended September 30, 2010

Filed December 9, 2010

Forms 10-Q for Fiscal Quarters Ended

December 31, 2010 and March 31, 2011

Filed February 7, 2011 and May 4, 2011

Form 8-K

Filed June 7, 2011

File Nos. 001-14129 and 333-103873-01

Ladies and Gentlemen:

On behalf of Star Gas Partners, L.P., a Delaware limited partnership and its 100% owned subsidiary, Star Gas Finance Company, a Delaware corporation (collectively referred to herein as “we,” “us,” “our,” “Star Gas” or the “Partnership”), we have set forth below the Partnership’s proposed responses to the Staff’s comment letter dated September 28, 2011 with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010 (the “Form 10-K”) and its Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2010 and March 31, 2011 (the “Form 10-Q’s”). The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Partnership’s responses thereto.

General

1.

We note response number two in your letter to the Staff, dated May 8, 2003, in which you state that Star Gas Finance Company does not intend to file separate periodic reports required by the Exchange Act in reliance on the exemption set forth in Exchange Act Rule 12h-5 and Item 3-10 of Regulation S-X. However, it appears that Star Gar Finance Company has been filing periodic reports with us. Please tell us your intentions with respect to Star Gas Finance Company’s filing of separate periodic reports required by the Exchange Act. If you intend for Star Gas Finance Company to rely on the aforementioned exemptions, then please remove the company’s name, commission file number and other information specific to the company from the cover page of periodic reports filed by Star Gas Partners, L.P., and remove other information relating to Star Gas Finance Company from your periodic reports, including without limitation the certifications required by Exchange Act Rule 13a-14(a) and (b). If Star Gas Finance Company will continue to file periodic reports under Exchange Act Section 15(d), then please revise the cover page of the Form 10-K to clarify, if correct, that the common units registered pursuant to Exchange Act Section 12(b) are securities of Star Gas Partners, L.P. and that Star Gas Finance Company does not have any securities registered pursuant to Exchange Act Section 12(b).

In future, the Partnership will rely on the exemptions set forth in Exchange Act Rule 12h-5 and Item 3-10 of Regulation S-X to not file separate reports on behalf of Star Gas Finance Company and we will revise the periodic reports filed by Star Gas Partners, L.P., accordingly.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 1. Business, page 3

Business Overview, page 4

2.	Please disclose the specific metric (e.g., revenues, number of customers, etc.) on which you base your belief that you are the largest retail distributor of home heating oil in the United States.

We believe that we are the largest retail distributor of home heating oil based upon sales volume. We will revise future periodic reports filed by us with the SEC to indicate this.

Item 1A. Risk Factors, page 9

3.	This section should discuss only your material, known risks. Accordingly, please delete the reference in the second paragraph, second sentence to “additional risks and uncertainties not currently known to us or…conditions that we currently deem to be immaterial…”

Although we believe that it is helpful to remind investors that “known risks” may not be the only risks to which the Partnership is subject, we will comply with the Staff’s comment in future periodic reports and registration statements filed with the SEC.

Item 5. Market for Registrant’s Units and Related Matters, page 18

4.	Please disclose the number of record holders of your common units as of the latest practicable date instead of as of your most recent fiscal year-end. See Item 201(b)(1) of Regulation S-K.

We will comply with the Staff’s comment in future annual reports filed with the SEC. We note, for the staff’s information, that the number of holders of record of the Partnership’s common units on November 30, 2010 was 447 as compared to 450 holders of record on September 30, 2010, which we believe is not a material difference.

Item 9A. Controls and Procedures, page 45

(c) Changes in Internal Control over Financial Reporting, page 46

5.	Rather than stating that there was no change in your internal control over financial reporting other than the CEC integration, please revise to state, if correct, that there were changes to your internal control over financial reporting and refer readers to your discussion of the CEC integration.

There were no changes in the Partnership’s internal control over financial reporting during the Partnership’s fiscal quarters ending September 30, 2010 (Fiscal 2010 Form 10-K), December 31, 2010 (12/31/10 Form 10-Q) or March 31, 2011 (3/31/11 Form 10-Q) that has materially affected or is reasonably likely to materially affect the Partnership’s internal control over financial reporting. The references to the CEC acquisition were intended to be informational, but will be omitted from the Change in Internal Control over Financial Reporting disclosure in future periodic reports.

Item 10. Directors, Executive Officers and Corporate Governance, page 47

Director Independence, page 49

6.	If you have relied upon exemptions to the NYSE requirement that a majority of a board of directors be independent, be disclose the exemption relied upon and explain the basis for your conclusion that such exemption is applicable. See Item 407(a) of Regulation S-K.

Section 303A of the New York Stock Exchange listed company manual provides that limited partnerships are not required to have a majority of independent directors. Since the Partnership is a limited partnership, it qualifies for this exemption. We will disclose the exemption relied on in future annual reports that we file with the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance, page 50

7.	The disclosure provided in this subsection should be with respect to your most recent fiscal year. Please provide us with the required disclosure and revise future filings. See Item 405(a) of Regulation S-K.

The reference to fiscal year 2009 was a typographical error. Based on copies of reports furnished to it, the Partnership believes that during fiscal year 2010 all reporting persons complied with the Section 16(a) filing requirements applicable to them. The Partnership’s future annual reports will provide the Item 405(a) disclosure with respect to the fiscal year for which the annual report is being filed.

Item 11. Executive Compensation, page 51

8.	Please include the disclosure required by Item 407(e)(5) of Regulation S-K.

The disclosure required by Item 407(e)(5) was included on page 57 of the Form 10-K under the heading “Board of Directors Report.” As a limited partnership, the Partnership is not required to have a separate compensation committee under the NYSE listing rules so the Board of Directors of our general partner performs the equivalent function.

Compensation Philosophy and Policies, page 51

9.	We note that one of your policies in determining the compensation of named executive officers is that compensation should be related to improving unitholder value. We also note the disclosure in the fourth paragraph under “—Elements of Executive Compensation” that your long-term incentive awards motivates your named executive officers to create unitholder value. For fiscal 2010, long-term incentive awards constitute less than 2% of total compensation for each of your named executive officers. Please revise to clarify the relative weights of total compensation attributable to each element of compensation and how such weighting relates to your overall compensation policies and objectives.

We did not intend to imply that unitholder value is only created by long-term incentive compensation programs. We believe that both annual discretionary profit sharing allocations and long-term incentive awards provide an incentive to our executives to achieve business objectives that maintain and improve our financial performance, which creates unitholder value through continuity of, and increases in, distributions and increases in the market value of the units. We have attached hereto as Exhibit A, a proposed revision to the Compensation Discussion and Analysis (the “CD&A”) section that clarifies this point. The relative weighting of our elements of compensation is discussed in the third paragraph under the heading “Elements of Executive Compensation.”

We will include a revised CD&A with comparable disclosure as part of future annual reports that we file with the SEC.

Compensation Methodology, page 51

10.	We note the reference to “subjectively setting compensation based on the above factors…” in the fourth sentence. Please clarify to which factors you are referring.

We have indicated in Exhibit A that the factors we were referring to were those discussed under the heading “Compensation Philosophy and Policies”.

Elements of Executive Compensation, page 52

Long-Term Management Incentive Compensation Plan, page 53

11.

We note the disclosure in the first sentence that the long-term compensation structure is intended to align your employee’s performance with the long-term performance of your unitholders. Please clarify why you classify your long-term incentive awards as “long-term” compensation. We note that such awards are based on the amount of Incentive Distributions and Gains Interest in one fiscal year and not across different fiscal years. Please explain how such awards motivate your named executive officers to create unitholder value beyond the current fiscal year and on a long-term basis.

The Partnership believes that the Management Compensation Plan provides a long-term incentive to its participants because it encourages the Partnership’s management to increase the Partnership’s available cash for distributions in order to trigger the incentive distributions that are only payable if distributions from available cash exceeds certain target distribution levels, with higher percentages of incentive distributions triggered by higher levels of distributions. Such increases are not sustainable on a consistent basis without long-term improvements in the Partnership’s operations. The disclosure in Exhibit A has been revised to clarify this point.

Fiscal 2010 Compensation Decisions, page 55

Base Salary, page 55

12.	We note that you discuss increases in your named executive officers’ base salaries as of October 1, 2010, which is after the fiscal year covered by the Form 10-K. Please also discuss in this section the changes to your named executive officers’ base salaries for the fiscal year covered by the Form 10-K. We note that you provided such discussion in your Form 10-K filed on December 9, 2009. See Instruction 2 to Item 402(b) of Regulation S-K.

As indicated in Exhibit A, the discussion under the heading “Fiscal 2010 Compensation Decisions-Base Salary” was intended to refer to changes in base salaries that were adopted in fiscal 2010 (i.e., 10/1/09-9/30/10), but the discussion inadvertently referred to 2009.

Annual Discretionary Profit Sharing Allocation, page 55

13.	Please discuss how each of the three factors listed in “—Elements of Executive Compensation—Profit Sharing Allocations” contributed to your decision to pay your fiscal 2010 bonus amounts. For example, please disclose your budgeted adjusted EBITDA for fiscal 2010. Please also disclose the specific contributions of each named executive officers that you considered in determining each such person’s bonus. See Item 402(b)(2)(v) and (vii) of Regulation S-K.

The disclosure in Exhibit A has been revised to respond to this comment. We will comply with the Staff’s comment in future annual reports to discuss how the three factors listed under “_Elements of Executive Compensation” were considered in determining each person’s profit sharing allocation.

Long-Term Management Incentive Compensation Plan, page 55

14.	Please clarify how the number of participation points assigned to each named executive officers relates to the amount that such named executive officer receives under your long-term management incentive compensation plan based on the amount of Incentive Distributions and Gains Interest. See Item 402(b)(1)(v) of Regulation S-K.

Each participant in the plan is entitled to receive a prorata portion of the incentive distributions payable pursuant to the plan based upon the total number of plan points outstanding. For example, in fiscal 2010, Mr. Donovan was entitled to receive 29.3% of the incentive distributions payable under the Plan (i.e. 300 ÷1,025 = 29.3%). In future annual reports, we will include a chart (included in Exhibit A) that clarifies this point.

Executive Compensation Table, page 57

15.	Please disclose why the amounts disclosed in the “Salary” column do not match the amounts presented in the “Compensation Discussion and Analysis” section for the applicable period. For example, we note that Daniel P. Donovan received a salary of $395,667 for fiscal year 2010, as disclosed in the Summary Compensation Table on page 57. However, in “Item 11. Executive Compensation—Fiscal 2009 Compensation Decisions” on page 56 of your Form 10-K filed on December 9, 2009, you disclose that Mr. Donovan would receive a salary of $391,000 for fiscal year beginning on October 31, 2009.

Certain officers (including Mr. Donovan), received salary increases that were effective on the renewal dates of their agreements, which occurred after October 1, 2009. The compensation set forth in the Summary Compensation Table reflects the impact of such salary increases on their fiscal 2010 compensation.

16.	We note that you have classified your profit sharing allocations as non-equity incentive plan compensation. Please provide us with your analysis for why you believe such payments are non-equity incentive plan compensation instead of bonuses. Please also tell us why you have not included a grant of plan-based awards table disclosing the information required by Item 402(d)(2)(iii) of Regulation S-K with respect to your profit sharing allocations. For guidance, please consider Questions 119.02, 120.02 and 222.02 in our Regulation S-K Compliance and Disclosure Interpretations.

The Partnership maintains a profit sharing pool for employees, including named executive officers, which in fiscal 2010 was equal to approximately 6.0% of the Partnership’s earnings before income taxes, depreciation and amortization and profit sharing, excluding items affecting comparability (“adjusted EBITDA”). The annual discretionary profit sharing allocations paid to the named executive officers are payable from this pool. The size of the pool fluctuates based upon upward or downwards changes in adjusted EBITDA. The amount of cash paid to the named executive officers under the plan is based on the target percentages of overall compensation described under the caption “Elements of Executive Compensation in the CD&A.

There are no set formulas for determining the amount payable to our named executive officers from the profit sharing plan. Factors considered by our CEO and the Board in determining the level of profit sharing allocation generally include, without assigning a particular weight to any factor:

(i) whether or not we achieved certain budgeted goals for the year and any material shortfalls or superior performances relative to expectations. Under the plan, no profit sharing was payable with respect to fiscal 2010 unless the Partnership achieved actual adjusted EBITDA for fiscal 2010 of at least 70% of the amount of budgeted adjusted EBITDA for fiscal 2010. The budget is developed annually using a bottom up process;

(ii) the level of difficulty associated with achieving such objectives based on the opportunities and challenges encountered during the year and;

(iii) significant transactions or accomplishments for the period not included in the goals for the year.

Our CEO takes these factors into consideration as well as the relative contributions of each of the named executive officers to the year’s performance in developing his recommendations for profit sharing amounts. Based on such assessment, our CEO submits recommendations to the Board of Directors for the annual profit sharing amounts to be paid to our named executive officers, for the Board’s review and approval. Similarly, the Chairman assesses the CEO’s contribution toward meeting the Partnership’s goals based upon the above factors, and recommends to the Board of Directors a profit sharing amount for the CEO he believes to be commensurate with such contribution.

The Board of Directors retains the ultimate discretion to determine whether the named executive officers will receive annual discretionary profit sharing amounts based upon the factors discussed above.

The Partnership believes that its profit sharing pool is a non-equity incentive plan because it is a plan in which awards are intended to serve as an incentive for performance to occur over a specified period (i.e., the fiscal year), the outcome with respect to the performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive. One of the factors that is considered in determining whether amounts will be allocated under the plan is a performance test based upon whether the Partnership achieves at least 70% of budgeted adjusted EBITDA. However, as noted above, other factors that do not have fixed performance criteria are considered in making allocations from the pool and the Board retains the ultimate discretion to determine whether the named executive officers will receive annual discretionary profit sharing amounts based upon the factors discussed above. In CD&A No. 119.02, the Staff indicated that a plan which permits the exercise of negative discretion as to the amount of bonuses payable under a plan would still be reportable under the non-equity incentive plan compensation column of the Summary Compensation Table, which seemed to us to be analogous to the Partnership’s plan.

If the Staff agrees with the foregoing analysis, the Partnership will include a Grant of Plan Based Awards Table in future annual reports, but if the Staff does not agree with the forgoing analysis, the partnership will report such amounts under the bonus column of the Summary Compensation Table.

Pension Plans Pursuant to Which Named Executive Officers Have an Accumulated Benefit But Are Not Currently Accruing Benefits, page 58

17.	Please provide the disclosure required by Item 402(h)(3) and Instruction 2 to Item 402(h)(2) of Regulation S-K.

The disclosure on Exhibit A has been revised to respond to this comment.

Exhibits 31.1 through 31.4

18.	The certification required by Exchange Act Rule 13a-14(a) must be identical to the form set forth in Item 601(b)(31)(i) of Regulation S-K. For example, we note that you state “generally accepted principles” instead of “generally accepted accounting principles” in paragraph 4(b). Please revise the certifications to match such form.

The referenced variations from the wording of Item 601(b)(31) was a typographical error. We will comply with the Staff’s comment in future periodic reports filed with the SEC.

Forms 10-Q for Fiscal Quarters Ended December 31, 2010 and March 31, 2011

19.	Please comply with comment five, as it applies to your Forms 10-Q for fiscal quarters ended December 31, 2010 and March 31, 2011.

Please see our response to comment number 5 above.

Form 8-K filed June 7, 2011

20.	Please file, with your next periodic report, executed copies of the Amended and Restated Credit Agreement and the Amended and Restated Pledge and Security Agreement. See Rule 302(a) of Regulation S-T.

We will file the these documents as exhibits to the fiscal 2011 Form 10-K by incorporating them by reference to the exhibits filed with the Form 8-K filed on June 7, 2011. The exhibits to the Form 8-K did not have conformed signature pages but they were the execution copies of these documents. We note the Staff’s reference to Rule 302(a) of Regulation S-T, but Item 601 of Regulation SK does not appear to require that signed copies of agreements be filed as exhibits.

On behalf of the Partnership we hereby acknowledge the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 203-328-7313.

Very truly yours,

Star Gas Partners, L.P.

By:	/s/ Richard F. Ambury
Richard F. Ambury
Chief Financial Officer

Exhibit A

ITEM 11.	EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

The Partnership’s Amended and Restated Agreement of Limited Partnership provides that the general partner of the Partnership, Kestrel Heat, LLC, shall conduct, direct and manage all activities of the Partnership. The limited liability company agreement of the general partner provides that the business of the general partner shall be managed by a Board of Directors. The responsibility of the Board is to supervise and direct the management of the Partnership in the interest and for the benefit of the Partnership’s unitholders. Among the Board’s responsibilities is to regularly evaluate the performance and to approve the compensation of the Chief Executive Officer and, with the advice of the Chief Executive Officer, regularly evaluate the performance and approve the compensation of key executives.

As a limited partnership that is listed on the New York Stock Exchange, the Partnership is not required to have a Compensation Committee. Since the Chairman of the general partner and the majority of the Board are not employees, the Board determined that it has adequate independence to act in the capacity of a Compensation Committee to establish and review the compensation of the Partnership’s executive officers and directors. The Board is comprised of Paul A. Vermylen Jr. (Chairman), Daniel P. Donovan (President and Chief Executive Officer), Henry D. Babcock, C. Scott Baxter, Bryan H. Lawrence, Sheldon B. Lubar, and William P. Nicoletti.

Throughout this Report, each person who served as chief executive officer (“CEO”) during fiscal 2010, each person who served as chief financial officer (“CFO”) during fiscal 2010 and the two other most highly compensated executive officers serving at September 30, 2010 (there being no other executive officers who earned more than $100,000 during fiscal 2010) are referred to as the “named executive officers” and are included in the Summary Compensation Table below.

In this Compensation Discussion and Analysis, we address the compensation paid or awarded to Messrs. Donovan, Ambury, Goldman, and Oakley. We refer to these executive officers as our “named executive officers.”

Compensation decisions for the above officers were made by the Board of Directors of the Partnership.

Compensation Philosophy And Policies

The primary objectives of the Partnership’s compensation program, including compensation of the named executive officers, are to attract and retain highly qualified officers, employees and directors and to reward individual contributions to our success. The Board of Directors considers the following policies in determining the compensation of the named executive officers:

•	compensation should be related to the performance of the individual executive and the performance measured against both financial and non-financial achievements;

•	compensation levels should be competitive to ensure that we will be able to attract, motivate and retain highly qualified executive officers; and

•	compensation should be related to improving unitholder value.

Compensation Methodology

The elements of the Partnership’s compensation program for named executive officers are intended to provide a total incentive package designed to drive performance and reward contributions in support of business strategies at the Partnership and operating unit level. Subject to the terms of employment agreements that have been entered into with the named executive officers, all compensation determinations are discretionary and subject to the decision-making authority of the Board of Directors. We do not use benchmarking as a fixed criteria to determine compensation. Rather, after subjectively setting compensation based on the policies discussed above under “Compensation Philosophy and Policies”, we reviewed the compensation paid to officers holding similar positions at our peer group companies to obtain a general understanding of the reasonableness of base salaries and other compensation payable to our named executive officers. Our peer group of companies was comprised of the following companies: Amerigas Partners, L.P., Suburban Propane Partners, L.P., Inergy Holdings, L.P., Ferrellgas Partners, L.P. and Global Partners, L.P. We chose these companies because they are master limited partnerships that are engaged in the retail distribution of energy products like the Partnership.

Elements of Executive Compensation

For the fiscal year ended September 30, 2010, the principal components of compensation for the named executive officers were:

•	base salary;

•	annual discretionary profit sharing allocation;

•	management incentive compensation plan; and

•	retirement and health benefits.

Under our compensation structure, the mix of base salary, discretionary profit sharing allocation and long-term compensation provided to each executive officer varies depending on their position. The base salary for each executive officer is the only fixed component of compensation. All other compensation, including annual discretionary profit sharing allocation and long-term incentive compensation, is variable in nature.

For the CEO, CFO and COO, approximately 50% of the annual compensation is in the form of base salary and approximately 50% is from the discretionary profit sharing allocation. For the Vice President- Controller, approximately 65% of the annual compensation is in the form of base salary and 35% is from the discretionary profit sharing allocations. During fiscal 2010, $40,490 was paid to the named officers under the terms of the Partnership’s long-term incentive plan and represented a small portion of its executive compensation, which under the plan is expected to increase if the Partnership is successful in increasing the overall level of distributions payable to unitholders. The majority of the Partnership’s compensation allocation was weighted towards base salary and annual discretionary profit sharing allocation.

We believe that together all of our compensation components provide a balanced mix of base compensation and compensation that is contingent upon each executive officer’s individual performance and our overall performance. A goal of the compensation program is to provide executive officers with a reasonable level of security through base salary and benefits, while rewarding them through incentive compensation to achieve business objectives and create unitholder value. As a result, officers with lower overall compensation levels will tend to have a higher percentage of base compensation. We believe that each of our compensation components is important in achieving this goal. Base salaries provide executives with a base level of monthly income and security. Annual discretionary profit sharing allocations and long-term incentive awards provide an incentive to our executives to achieve business objectives that increase our financial performance, which creates unitholder value through continuity of, and increases in, distributions and increases in the market value of the units. In addition, we want to ensure that our compensation programs are appropriately designed to encourage executive officer retention, which is accomplished through all of our compensation elements.

Base Salary

The Board of Directors establishes base salaries for the named executive officers based on a number of factors, including:

•	The historical salaries for services rendered to the Partnership and responsibilities of the named executive officer.

•	The salaries of equivalent executive officers at our peer group companies.

•	The prevailing levels of compensation and cost of living in the location in which the named executive officer works.

In determining the initial base compensation payable to individual named executive officers when they are first hired by the Partnership, our starting point is the historical compensation levels that the Partnership has paid to officers performing similar functions over the past few years. We also consider the level of experience and accomplishments of individual candidates and general labor market conditions, including the availability of candidates to fill a particular position. When we make adjustments to the base salaries of existing named executive officers, we review the individual’s performance, the value each named executive officer brings to us and general labor market conditions.

Elements of individual performance considered, among others, without any specific weighting given to each element, include business-related accomplishments during the year, difficulty and scope of responsibilities, effective leadership, experience, expected future contributions to the Partnership and difficulty of replacement. While base salary provides a base level of compensation intended to be competitive with the external market, the base salary for each named executive officer is determined on a subjective basis after consideration of these factors and is not based on target percentiles or other formal criteria. Although we believe that base salaries for our named executive officers are generally competitive with the external market, we do not use benchmarking as a fixed criteria to determine base compensation. Rather, after subjectively setting base salaries based on the above factors, we review the compensation paid to officers holding similar positions at our peer group companies to obtain a general understanding of the reasonableness of base salaries and other compensation payable to our named executive officers. The Partnership also takes into account geographic differences for similar positions in the New York Metropolitan area. While cost of living is considered in determining annual increases, the Partnership does not typically provide full cost of living adjustments as salary increases are constrained by budgetary restrictions and the ability to fund the Partnership’s current cash needs such as interest expense, maintenance capital, income taxes and distributions.

Profit Sharing Allocations

The Partnership maintains a profit sharing pool for employees, including named executive officers, which in fiscal 2010 was equal to approximately 6.0% of the Partnership’s earnings before income taxes, depreciation and amortization, excluding items affecting comparability (“adjusted EBITDA”). The annual discretionary profit sharing allocations paid to the named executive officers are payable from this pool. The size of the pool fluctuates based upon upward or downwards changes in adjusted EBITDA. The amount of cash paid to the named executive officers under the plan is based on the target percentages of overall compensation described above under the caption “Elements of Executive Compensation.” Depending upon the size of the profit sharing pool, the amount paid to the named officers could be more or less.

There are no set formulas for determining the amount payable to our named executive officers from the profit sharing plan. Factors considered by our CEO and the Board in determining the level of profit sharing allocations generally include, without assigning a particular weight to any factor:

(i)	whether or not we achieved certain budgeted goals for the year and any material shortfalls or superior performances relative to expectations. Under the plan, no profit sharing was payable with respect to fiscal 2010 unless the Partnership achieved actual adjusted EBITDA for fiscal 2010 of at least 70% of the amount of budgeted adjusted EBITDA for fiscal 2010. The budget is developed annually using a bottom up process;

(ii)	the level of difficulty associated with achieving such objectives based on the opportunities and challenges encountered during the year and;

(iii)	significant transactions or accomplishments for the period not included in the goals for the year.

Our CEO takes these factors into consideration as well as the relative contributions of each of the named executive officers to the year’s performance in developing his recommendations for profit sharing amounts. Based on such assessment, our CEO submits recommendations to the Board of Directors for the annual profit sharing amounts to be paid to our named executive officers, for the Board’s review and approval. Similarly, the Chairman assesses the CEO’s contribution toward meeting the Partnership’s goals based upon the above factors, and recommends to the Board of Directors a profit sharing allocation for the CEO it believes to be commensurate with such contribution.

The Board of Directors retains the ultimate discretion to determine whether the named executive officers will receive annual profit sharing allocations based upon the factors discussed above.

Management Incentive Compensation Plan

In fiscal 2007, following the Partnership’s recapitalization, the Board of Directors adopted the Management Incentive Compensation Plan (the “Plan”) for employees of the Partnership. Under the Plan, employees who participate shall be entitled to receive a pro rata share of an amount in cash equal to:

•

50% of the distributions (“Incentive Distributions”) of Available Cash in excess of the minimum quarterly distribution of $0.0675 per unit otherwise distributable to Kestrel Heat pursuant to the Partnership Agreement on account of its general partner units; and

•

50% of the cash proceeds (the “Gains Interest”) which Kestrel Heat shall receive from the sale of its general partner units (as defined in the Partnership Agreement), less expenses and applicable taxes.

The Partnership believes that the Management Incentive Compensation Plan provides a long-term incentive to its participants because it encourages the Partnership’s management to increase the Partnership’s available cash for distributions in order to trigger the incentive distributions that are only payable if distributions from available cash exceeds certain target distribution levels, with higher percentages of incentive distributions triggered by higher levels of distributions. Such increases are not sustainable on a consistent basis without long-term improvements in the Partnership’s operations.

The pro rata share payable to each participant under the Plan is based on the number of participation points as described under “Fiscal 2010 Compensation Decisions - Management Incentive Compensation Plan.” The amount paid in Incentive Distributions is governed by the partnership agreement and the calculation of Available Cash. Available Cash from Operating Surplus (as defined in our partnership agreement) is distributed to the holders of the Partnership’s common units and general partner units in the following manner:

First, 100% to all common units, pro rata, until there has been distributed to each common unit an amount equal to the minimum quarterly distribution of $0.0675 for that quarter;

Second, 100% to all common units, pro rata, until there has been distributed to each common unit an amount equal to any arrearages in the payment of the minimum quarterly distribution for prior quarters;

Third, 100% to all general partner units, pro rata, until there has been distributed to each general partner unit an amount equal to the minimum quarterly distribution;

Fourth, 90% to all common units, pro rata, and 10% to all general partner units, pro rata, until each common unit has received the first target distribution of $0.1125; and

Finally, 80% to all common units, pro rata, and 20% to all general partner units, pro rata.

Available Cash, as defined in our partnership agreement, generally means all cash on hand at the end of the relevant fiscal quarter less the amount of cash reserves established by the Board of Directors of our general partner in its reasonable discretion for future cash requirements. These reserves are established for the proper conduct of our business, including acquisitions, the payment of debt principal and interest and for distributions during the next four quarters and to comply with applicable law and the terms of any debt agreements or other agreements to which we are subject. The Board of Directors of our general partner reviews the level of Available Cash each quarter based upon information provided by management.

To fund the benefits under the Plan, Kestrel Heat has agreed to forego receipt of the amount of Incentive Distributions that are payable to plan participants. For accounting purposes, amounts payable to management under this Plan will be treated as compensation and will reduce both EBITDA and net income but not adjusted EBITDA. Kestrel Heat has also agreed to contribute to the Partnership, as a contribution to capital, an amount equal to the Gains Interest payable to participants in the Plan by the Partnership. The Partnership is not required to reimburse Kestrel Heat for amounts payable pursuant to the Plan.

The Plan is administered by the Partnership’s Chief Financial Officer under the direction of the Board or by such other officer as the Board may from time to time direct. Determination of the employees that participate in the Plan is under the sole discretion of the Board of Directors. In general, no payments will be made under this plan if the Partnership is not distributing cash under the Incentive Distributions described above.

The Board of Directors reserves the right to amend, change or terminate the Plan at any time. Without limiting the foregoing, the Board of Directors reserves the right to adjust the amount of Incentive Distributions to be allocated to the Bonus Pool if in its judgment extenuating circumstances warrant adjustment from the guidelines, and to change the timing of any payments due thereunder at any time in its sole discretion.

The Partnership distributed approximately $116,000 in Incentive Distributions during fiscal 2010, initiating payments to the named executive officers of approximately $40,000 under its long-term incentive plan. With regard to the Gains Interest, Kestrel Heat has not given any indication that it will sell its General Partner Units within the next twelve months. Thus the Plan’s value attributable to the Gains Interest currently cannot be determined.

Retirement and Health Benefits

The Partnership offers a health and welfare and retirement program to all eligible employees. The named executive officers are generally eligible for the same programs on the same basis as other employees of the Partnership. The Partnership maintains a tax-qualified 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Under the Partnership’s 401(k) plan, subject to IRS limitations, each participant can contribute from 0% to 60% of compensation. The Partnership makes a 4% (to a maximum of 5.5% for participants who had 10 or more years of service at the time the Defined Benefit Plans were frozen and who have reached the age 55) core contribution of a participant’s compensation and matches 2/3 of each amount a participant contributes up to a maximum of 2.0% of a participant’s compensation, also subject to IRS limitations.

In addition, the Partnership has two frozen defined benefit pension plans that were maintained for all its eligible employees, including the named executive officers. The present value of accumulated benefits under these frozen defined benefit pension plans for each named executive officer is provided in the table labeled, Pension Plans Pursuant to Which Named Executive Officers Have an Accumulated Benefit But Are Not Currently Accruing Benefits.

Fiscal 2010 Compensation Decisions

For fiscal 2010, the foregoing elements of compensation were applied as follows:

Base Salary

The following table sets forth each named executive officer’s base salary as of October 1, 2010 and the percentage increase in his base salary over October 1, 2009. The current base salaries for our named executive officers were determined during fiscal 2010, based upon the factors discussed under the caption “Base Salary.” The increases in such base salaries that were granted in fiscal 2010 were generally intended to reflect continued improvement in the Partnership’s operating results. In addition, the increases to Messrs. Ambury and Goldman reflect Mr. Ambury’s promotion to Executive Vice President and Mr. Goldman’s promotion to Executive Vice President and Chief Operating Officer. The average percentage increase in base salary for executives in our peer group was 5.2%.

Name	Salary	Percentage Over Prior Year
Daniel P. Donovan	$405,000	3.6%
Richard F. Ambury	$325,000	6.2%
Steven J. Goldman	$315,000	9.8%
Richard G. Oakley	$212,800	3.5%

Annual Discretionary Profit Sharing Allocation

Based on our CEO’s annual performance review and the individual performance of each of our named executive officers, our Board approved the annual profit sharing allocation reflected in the “Summary Compensation Table” and notes thereto. The aggregate profit sharing amounts reflected in the Summary Compensation Table are approximately 4.5% lower than the bonus amounts for fiscal 2009. One of the Partnership’s primary performance measures is Adjusted EBITDA. Adjusted EBITDA for profit sharing purposes decreased by $6.8 million, or 8.3%, to $76.0 million for fiscal 2010. The average percentage decrease in Adjusted EBITDA for companies in our peer group was 10.6%.

For fiscal 2010, adjusted EBITDA for profit sharing was $76.0 million or 18.4 % higher than budgeted adjusted EBITDA for profit sharing purposes of $64.2 million. These results were achieved despite temperatures in our geographic areas of operations that were 9.1% warmer than fiscal 2009 and 7.9% warmer than normal, as reported by NOAA. Home heating oil per gallon product costs in fiscal 2010 increased by 15 % per gallon versus fiscal 2009, which also presented the Partnership with an additional challenge. During fiscal 2010, the Partnership completed five acquisitions with 56,100 home heating oil, propane and security accounts. The total purchase price for these acquisitions was $68.8 million. The Partnership does not have any specific acquisition goals or targets. These acquisitions were not included in anyone’s goals for fiscal 2010.

Messrs. Donovan, Ambury, Goldman and Oakley were instrumental in Star’s acquisition program, which increased the Partnership’s account base, annual volume sales and Adjusted EBITDA. In fiscal 2010, the Partnership’s attrition rate improved from 7.6 % to 4.7 % and home heating oil margins expanded by 2 cents per gallon due to the efforts of Messrs. Donovan and Goldman. The Partnership’s commercial trade credit increased by over $34 million and the Partnership’s debt rating was increased by one notch by one of its rating agencies due largely to the efforts of Mr. Ambury. Mr. Oakley drove the process of successfully converting the fiscal 2010 acquisitions to the Partnership’s accounting systems.

Management Incentive Compensation Plan

In October 2006, the Board awarded 1,000 participation points in the Plan to certain officers, including the following points to the following current and former named executive officers: Joseph Cavanaugh - 233 1/3, Dan Donovan - 233 1/3, Richard Ambury - 233 1/3, and Steven Goldman - 100.

In fiscal year 2007, Mr. Cavanaugh’s points were reallocated upon his retirement as provided for in the Plan and additional participation points were given to certain officers, increasing the Plan’s total participation points to 1,025. The named executive officers have participation points in the Plan are as follows: Dan Donovan - 300, Richard Ambury - 235, Steven Goldman - 150, and Richard Oakley - 30.

The participation points were awarded based on the length of service and level of responsibility of the named executive and the Partnership’s desire to retain the named executives, which is in the long-term best interest of the Partnership. In general, the largest awards were granted to the CEO and CFO, who were the most senior participants in the plan and each of whom had more than 25 years service with the Partnership and lesser awards were granted to the remaining participants, based upon their level of responsibility and length of service, without using a fixed formula to set such awards.

In fiscal 2010, an additional 10 participation points were awarded to Mr. Oakley under the Plan.

In fiscal 2010, $40,490 was paid to the named executive officers under the Management Incentive Compensation Plan as indicated in the following chart:

Fiscal 2010
Name	Points	Percentage	Incentive Payments

Daniel Donovan	300	29.3%	$16,989

Richard Ambury	235	22.9	13,308

Steven Goldman	150	14.6	8,494

Richard Oakley	30	2.9	1,699

Other Plan Participants	310	30.3	17,555

Total	1,025	100%	$58,045

Retirement and Health Benefits

There were no changes to the retirement and health benefits applicable to the named executive officers in fiscal 2010.

Employment Contracts and Severance Agreements

Agreement with Daniel P. Donovan

The Partnership entered into an employment agreement on November 8, 2010 with Mr. Donovan effective as of June 1, 2010. Mr. Donovan’s employment agreement is for a term of three-years unless otherwise terminated in accordance with the employment agreement. Mr. Donovan will serve as President and Chief Executive Officer of the Partnership and its subsidiaries. The employment agreement provides for one year’s salary as severance if Mr. Donovan’s employment is terminated without cause or by Mr. Donovan for good reason.

Agreement with Richard F. Ambury

The Partnership entered into an employment agreement with Mr. Ambury effective as of April 28, 2008. Mr. Ambury will serve as Chief Financial Officer and Treasurer of the Partnership and its subsidiaries. The employment agreement provides for one year’s salary as severance if Mr. Ambury’s employment is terminated without cause or by Mr. Ambury for good reason.

Agreement with Steven J. Goldman

Effective May 31, 2007 Steven J. Goldman was appointed the Senior Vice President of Operations of the Partnership. On December 3, 2007 Mr. Goldman entered into an employment agreement that provides for one year’s salary as severance if his employment is terminated without cause or by Mr. Goldman for good reason.

Agreement with Richard G. Oakley

Effective November 2, 2009, the Partnership entered into an agreement with Mr. Richard G. Oakley pursuant to which Mr. Oakley will continue to be employed as Vice President—Controller on an at-will basis, and provides for one year’s salary as severance if his employment is terminated for reasons other than cause.

Change In Control Agreements

On December 4, 2007, the Board of Directors authorized the Partnership and our general partner to enter into a Change In Control Agreement with the following executive officers: Mr. Donovan, Chief Executive Officer and Mr. Ambury, Chief Financial Officer. Under the terms of each agreement, if the above mentioned executive officer’s employment is terminated as a result of a change in control (as defined in the agreement) that executive officer will be entitled to a payment equal to two times their base annual salary in the year of such termination plus two times the average amount paid as a bonus and/or as profit sharing during the three years preceding the year of such termination. The term change in control means the present equity owners of Kestrel and their affiliates collectively cease to beneficially own equity interests having the voting power to elect at least a majority of the members of the board of directors or other governing board of the general partner of the Partnership or any successor entity to the Partnership. If a change in control were to have occurred as of the date of this report, Mr. Donovan would have received a payment of $1.8 million and Mr. Ambury would have received a payment of $1.4 million.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and senior executives. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors’ and officers’ liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and are in addition to any other rights such person may have under our partnership agreement and the operating agreement of our general partner, and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced executives and independent, non-management directors.

Board of Directors Report

The Board of Directors of the general partner of the Partnership does not have a separate compensation committee. Executive compensation is determined by the Board of Directors. Mr. Donovan is President, Chief Executive Officer and a Director.

The Board of Directors reviewed and discussed with the Partnership’s management the Compensation Discussion and Analysis contained in this annual report on Form 10-K. Based on that review and discussion, the Board of Directors recommends that the Compensation Discussion and Analysis be included in the Partnership’s annual report on Form 10-K for the year ended September 30, 2010.

Paul A. Vermylen, Jr.

Daniel P. Donovan

Henry D. Babcock

C. Scott Baxter

Bryan H. Lawrence

Sheldon B. Lubar

William P. Nicoletti

Executive Compensation Table

The following table sets forth the annual salary compensation, bonus and all other compensation awards earned and accrued by the named executive officers in the fiscal year.

	Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary	Bonus	Unit Awards	Option Awards	Non- Equity Incentive Plan Comp. (1)	Change in Pension Value and Nonqualified Deferred Comp. Earnings (2)	All Other Comp. (3)	Total
Daniel P. Donovan	2010	$395,667	—	—	—	$565,000	$85,384	$55,760	$1,101,811
President and Chief Executive Officer	2009	$388,333	—	—	—	$615,000	$181,947	$38,004	$1,223,284
	2008	$377,667	—	—	—	$330,000	$(33,326)	$33,321	$707,662

Richard F. Ambury	2010	$313,917	—	—	—	$445,000	$30,699	$47,852	$837,468
Chief Financial Officer, Treasurer and Executive Vice President	2009	$302,500	—	—	—	$485,000	$64,798	$30,722	$883,020
	2008	$292,028	—	—	—	$260,000	$(19,423)	$27,855	$560,460

Steven J. Goldman	2010	$298,667	—	—	—	$361,000	$—	$44,719	$704,386
Chief Operating Officer and Executive Vice President	2009	$285,000	—	—	—	$337,000	$—	$33,404	$655,404
	2008	$277,000	—	—	—	$182,000	$—	$30,085	$489,085

Richard G. Oakley	2010	$205,600	—	—	—	$145,000	$42,887	$32,491	$425,978
Vice President - Controller	2009	$199,600	—	—	—	$150,000	$88,066	$29,284	$466,950
	2008	$195,700	—	—	—	$84,000	$(27,678)	$26,657	$278,679

(1)	Payable pursuant to the Partnership’s profit sharing pool, which is described under “Compensation Discussion and Analysis – Profit Sharing Allocation.”
(2)	The Partnership has two frozen defined benefit pension plans where participants are not accruing additional benefits. The change in the named executive’s pension values are non-cash, and reflect normal adjustments resulting from changes in discount rates and government mandated mortality tables.
(3)	All other compensation is subdivided as follows:

Name	Management Incentive Compensation Plan ($)	Company Match and Core Contribution to 401 (K) Plan ($)	Car Allowance or Monetary Value for Personal Use of Company Owned Vehicle ($)	Total ($)
Daniel P. Donovan	16,989	18,374	20,397	55,760
Richard F. Ambury	13,308	15,344	19,200	47,852
Steven J. Goldman	8,494	16,204	20,021	44,719
Richard G. Oakley	1,699	13,992	16,800	32,491

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date (1)	Threshold ($)	Target ($) (2)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

Daniel P. Donovan	7/21/09		$565,000

Richard F. Ambury	7/21/09		$445,000

Steven J. Goldman	7/21/09		$361,000

Richard G. Oakley	7/21/09		$145,000

(1)	On July 21, 2009, the Board of Directors authorized the continuance of the Partnership’s annual profit sharing plan, subject to its power to terminate the plan at any time. Profit sharing allocations are described under “Compensation Philosophy and Policies - Profit Sharing Allocations.”
(2)	The Partnership’s annual profit sharing plan does not provide for thresholds or maximums; the amounts listed represent the actual awards to the named executive officers for fiscal 2010.

Outstanding Equity Awards at Fiscal Year-End

None

Option Exercises and Stock Vested

None

Pension Plans Pursuant to Which Named Executive Officers Have an Accumulated Benefit But Are Not Currently Accruing Benefits

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Daniel P. Donovan(1)	Retirement Plan	21	$790,834	$—
Richard F. Ambury(1)	Retirement Plan	13	$152,457	$—
	Supplemental Employee Retirement Plan	—	$29,177	$—
Steven J. Goldman(1)	Retirement Plan	—	$—	$—
Richard G. Oakley(1)	Retirement Plan	19	$232,760	$—

(1)

The named executive officers have accumulated benefits in the tax-qualified Petro defined benefit pension plan that was frozen in 1997, or in the tax-qualified Meenan defined benefit pension plan that was frozen in 2002, subsequent to its combination with

Petro. Mr. Ambury also participated in a tax-qualified supplemental employee retirement plan, which prior to being frozen in 1997, represented contributions to an employee plan to compensate for a reduction in certain benefits prior to 1997. Mr. Goldman was not a participant in any of these plans. Each year, the name executive officer’s accumulated benefits are actuarially calculated generally based on the credited years of service and each employee’s compensation at the time the plan was frozen. The present value of these amounts are the present value of a single life annuity generally payable at later or normal retirement age, adjusted for changes in discount rates and government mandated mortality tables. See note 12. Employee Benefit Plans, to the Partnership’s consolidated financial statements, for the material assumptions applied in quantifying the present value of the accumulated benefits of these frozen plans.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

None

Potential Payments upon Termination

If Mr. Donovan’s employment is terminated by the Partnership for reasons other than for cause or if Mr. Donovan terminates his employment for good reason prior to May 31, 2010, he will be entitled to receive one-year’s salary as severance except in the case of a termination following a change in control which is discussed above under “Change in Control Agreements.” For 12 months following the termination of his employment, Mr. Donovan is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

If Mr. Ambury’s employment is terminated for reasons other than cause or if Mr. Ambury terminates his employment for a good reason, he will be entitled to receive a severance payment of one year’s salary except in the case of a termination following a change in control which is discussed above under “Change in Control Agreements.” For 12 months following the termination of his employment, Mr. Ambury is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

If Mr. Goldman’s employment is terminated by the Partnership for reasons other than for cause, or if Mr. Goldman terminates his employment for good reason, he will be entitled to receive one-years salary as severance. For 12 months following the termination of his employment, Mr. Goldman is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

If Mr. Oakley’s employment is terminated by the Partnership without cause, he will be entitled to receive one-year’s salary as severance. For 12 months following the termination of his employment, Mr. Oakley is prohibited from competing with the Partnership or from becoming involved either as an employee, as a consultant or in any other capacity, in the sale of heating oil or propane on a retail basis.

The amounts shown in the table below assume that the triggering event for each named executive officer’s termination or change in control payment was effective as of the date of this report based upon their historical compensation arrangements as of such date. The actual amounts to be paid out can only be determined at the time of such named executive officer’s termination of employment or the Partnerships’ change of control.

Name	Potential Payments Upon Termination	Potential Payments Following a Change of Control

Daniel P. Donovan	$405,000	$1,816,667
Richard F. Ambury	$325,000	$1,443,333
Steven J. Goldman	$315,000	$—
Richard G. Oakley	$212,800	$—

The employment agreements of the foregoing officers also require that they not reveal confidential information of the Partnership within twelve months following the termination of their employment.

Compensation of Directors

	Director Compensation Table
Name	Fees Earned or Paid in Cash	Unit Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)	All Other Compensation	Total
Paul A. Vermylen, Jr. (1)	$132,000	—	—	—	$83,863	—	$215,863
Daniel P. Donovan (2)	$—	—	—	—	—	—	$—
Henry D. Babcock (3)	$55,500	—	—	—	—	—	$55,500
C. Scott Baxter (3)	$55,500	—	—	—	—	—	$55,500
Bryan H. Lawrence (4)	$—	—	—	—	—	—	$—
Sheldon B. Lubar	$39,750	—	—	—	—	—	$39,750
William P. Nicoletti (5)	$62,250	—	—	—	—	—	$62,250

(1)	Mr. Vermylen is non-executive Chairman of the Board.
(2)	Mr. Donovan is a management director and the change in his pension value is already included in the summary compensation table.
(3)	Mr. Babcock and Mr. Baxter are Audit Committee members.
(4)	Mr. Lawrence has chosen not to receive any fees as a director of the general partner of the Partnership.
(5)	Mr. Nicoletti is Chairman of the Audit Committee.
(6)	Mr. Vermylen had participated in one of the Partnership’s frozen defined benefit pension plans. Participants are currently not accruing additional benefits under the frozen plan. The change in the pension value reflects normal non-cash adjustments resulting from changes in discount rates and government mandated mortality tables.

Each non-management director receives an annual fee of $30,000 plus $1,500 for each regular and telephonic meeting attended. The Chairman of the Audit Committee receives an annual fee of $12,000 while other Audit Committee members receive an annual fee of $6,000. Each member of the Audit Committee receives $1,500 for every regular and telephonic meeting attended. The non-executive chairman of the Board receives an annual fee of $120,000.